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                                                                       EXHIBIT 8

                 [LETTERHEAD OF ADVANCED LOGIC RESEARCH, INC.]


                                                                  June 24, 1997

Dear Stockholder:

  I am pleased to report that on June 19, 1997, Advanced Logic Research, Inc. (the "Company") entered into a merger agreement with Gateway 2000, Inc. and one of its subsidiaries ("Gateway") that provides for the acquisition of the Company by Gateway at a price of $15.50 per share in cash. Under the terms of the proposed transaction, a Gateway subsidiary has made a tender offer for all outstanding shares of the Company's common stock at $15.50 per share in cash.

  Your Board of Directors has unanimously approved the merger agreement and the Gateway offer, and has determined that the terms of the offer and the merger are fair to and in the best interests of the Company's stockholders. Accordingly, the Board of Directors unanimously recommends that all Company stockholders accept the Gateway offer and tender their shares to Gateway.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of PaineWebber Incorporated, financial advisor to the Company, that the cash consideration of $15.50 per share to be received by the stockholders pursuant to the Gateway offer and the merger is fair to the Company's stockholders from a financial point of view.

  Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the Gateway subsidiary and the Company will merge, and all Company shares not purchased in the tender offer will be converted into the right to receive $15.50 per share in cash in the merger.

  Accompanying this letter is a copy of the Company's Solicitation/ Recommendation Statement on Schedule 14D-9. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

  On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ Eugene Y. Lu
                                          --------------------------------
                                          Eugene Y. Lu
                                          Chairman of the Board, President
                                          and Chief Executive Officer